Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

ABS LONG/SHORT STRATEGIES FUND

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	(1)	$62,932,449.00	0.0001381	$8,690.97

Total Transaction Valuation:		$62,932,449.00
Total Fees Due for Filing:				$8,690.97
Total Fees Previously Paid:
Total Fee Offsets:
Net Fee Due:				$8,690.97

__________________________________________
Offering Note(s)

(1)	Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 626,263 Shares (approximately 25% of the net assets of the Fund as of March 1, 2026) based on a net asset value per share of $100.49 as of close of business on March 1, 2026.